August 23, 2005


Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Maryse Mills-Apenteng

RE:     GSE Systems, Inc.
        Registration Statement on Form S-3
        Filed July 8, 2005
        File No. 333-126472
        Form 10-K for the year ended December 31, 2004
        File No. 1-14785

Dear Ms. Mills-Apenteng:

Following  are our  responses  to the  August 5, 2005  letter  from Mr.  Mark P.
Shuman.

General
-------

1. While a spin-off transaction may be registered using Form S-3, it appears that you do not meet the transactional requirements of General Instruction I.B.1 of Form S-3 as GSE Systems, Inc. has an aggregate market value of less than $75 million. Please see telephone interpretation G.26 relating to Form S-3. We suggest therefore that you amend this filing on an appropriate form such as Form S-2 or S-1.

     We will file Amendment No. 1 on Form S-2 to the Form S-3 registration statement.

2. In view of the role of General Physics Corp and GP Strategies in the spin-off transaction in which GSE Systems shares will ultimately be distributed to the shareholders of GP Strategies, please provide us with your analysis of why General Physics Corp and GP Strategies should not be named as underwriters, as defined in Section 2(a) (11) of the Securities Act.

     We will disclose in the prospectus contained in Amendment No. 1 on Form S-2 to the Form S-3 registration statement that General Physics Corp. and GP Strategies may be deemed underwriters with respect to the spin-off.


Outside Front Cover Page
------------------------

2. Please revise so that the outside cover page of the document provided to investors conforms to the requirements of Item 501 of Regulation S-K. Putting the information required by Item 501 on the second page of your document is not appropriate. Note that Item 501 of Regulation S-K limits the presentation of information required on the cover page to a single page. It appears the key information concerning your proposed transaction can be presented on a single page.

     We will revise the outside cover page of the document provided to investors to insure that all information required by Item 501 of Regulation S-K appears on the cover page.


Form 10-K for the year ended December 31, 2004
----------------------------------------------

Disclosure Controls and Procedure
---------------------------------

3. Given the conclusion of your principal executive and financial officers that your disclosure controls and procedures were not effective as of December 31, 2004, amend your disclosure to identify the period for which the material weakness existed.

     We have filed an amendment to our Form 10-K to revise the disclosure under "ITEM 9A. CONTROLS AND PROCEDURES" accordingly.


4. We note your statement that the company "is revising its controls around derivative transactions to ensure that these transactions will be captured and accounted for in a timely manner. Revise to discuss in greater detail the specific steps that the company has taken, if any, or plans to take to remediate the material weakness. Identify the costs associated with the remedial measures, if material, and disclose whether the company believes that the material weakness still existed at December 31, 2004.

     We have filed an amendment to our Form 10-K to revise the disclosure under "ITEM 9A. CONTROLS AND PROCEDURES" accordingly.


5. Your disclosure states that there were "no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date of the evaluation." This language does not conform to the requirements of Item 308(c) of Regulation S-K, which requires disclosure of any change in the registrants' internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please revise accordingly.

     We have filed an amendment to our Form 10-K to revise the disclosure under "ITEM 9A. CONTROLS AND PROCEDURES" accordingly.


We trust that you will find the responses to your comments complete. However, we are prepared to provide any further information or documentation that you require. Please feel free to contact our Chief Financial Officer, Jeff Hough, or myself.

Sincerely,

/s/ John V. Moran
-------------------------
John V. Moran
Chief Executive Officer
GSE Systems, Inc.